FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

S A D I A S. A. CNPJ/MF nº 20.730.099/0001-94 A PUBLICLY-HELD COMPANY

CERTIFICATE

MINUTES NO. 128 OF SADIA S.A. BOARD OF DIRECTORS MEETING, HELD ON SEPTEMBER 27, 2007.

On the twenty-seventh day of September of the year two thousand and seven, at 08:00 a.m., at its facilities at Rua Fortunato Ferraz No. 365 – 2o. andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the first paragraph of Article 16 of the By-Laws, the meeting was called to order for appreciation of the following:

1. COMPANY'S ACQUISITION OF ITS OWN SHARES:-

Pursuant to the provisions in Article 9 of the Bylaws and in compliance with the requirements of Article 30 of Law No. 6404/76 and CVM Instruction No. 10, of 02/14/1980, as amended by CVM Instructions No. 268, of 11/13/1997, and No. 390, of 07/08/2003, the Board resolved to authorize the acquisition, by the Executive Board, of the Company's own shares at the Stock Exchange as specified below, in conformity with the aforementioned CVM Instruction:

a) acquisition of four million and four hundred thousand (4,400,000) preferred shares within the limit of 10% of the total three hundred and eighty-one million, seven hundred and twenty-four thousand, forty-four (381,724,044) outstanding preferred shares; b) ensure an adequate destination for the available cash and thus create a stock ballast that, together with the already existing five million, nine hundred and twenty-four thousand, two hundred eighty-eight (5,924,288) Treasury preferred shares, will meet the needs of the Company's Stock Plan for its officers; c) the time frame for completing such transaction will be up to three hundred and sixty-five (365) days counted as from the date of filing this announcement to the Brazilian Securities and Exchange Commission - CVM; d) the operations will be conducted by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, established at Rua Libero Badaró, No. 425, 23º andar, CEP 01009-000, in São Paulo-SP, with a branch at Av. Rio Branco, No. 114, 10º andar, CEP 20.040 -002, in Rio de Janeiro-RJ;

2. PROVISION FOR PAYMENT OF DIVIDENDS UNDER INTEREST ON EQUITY

Upon the appreciation of item 1 of the Minutes No. 462 of the Executive Board meeting, as well as item 3 of the Minutes No. 7 of the Audit Committee meeting, both held on September 26, 2007, the Board of Directors, in conformity with the provision in item IV, Article 17 of the Bylaws, authorized the provision of funds for the payment of dividends under interest on equity relating to the third quarter of 2007, in the gross amount of R$0.078573 and net amount of R$0.066787 per common and preferred shares.

Such interest will be included in the calculation of the compulsory minimum dividend that will be approved at the Ordinary Shareholders Meeting to be held in 2008. The corresponding credit shall be entered in the accounting records of this Company on September 30, 2007, for payment on February 15, 2008, based on the shareholding position at October 03, 2007, less withholding income tax of fifteen percent (15%), in accordance with the terms of Law No. 9249/95, Article 9, paragraph 2, except for those shareholders that are currently immune or exempted. The shares will be traded at the São Paulo Stock Exchange and at the New York Stock Exchange, ex-interest on equity, as from and including October 4, 2007.

There being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

São Paulo, September 27, 2007

/s/ Walter Fontana Filho (Chairman/President); Eduardo Fontana d’Avila (1st Vice Chairman; Alcides Lopes Tápias (2nd Vice Chairman); Diva Helena Furlan; Everaldo Nigro dos Santos; Francisco Silverio Morales Cespede; Luiza Helena Trajano Inácio Rodrigues; Marcelo Fontana; Norberto Fatio; Vicente Falconi Campos.

I CERTIFY that this is a faithful copy of items 1 and 2 of the Minutes No. 128, transcribed from pages 62 to 63 of the Book of Minutes No. 4 of Sadia S.A. Board of Directors Meetings.

José Nestor Conceição Hopf Secretary